UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main

Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

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Explanatory note

On August 21, 2024, Deutsche Bank AG released an ad hoc release stating the following:

Deutsche Bank reaches settlements with a large share of the plaintiffs in Postbank takeover litigation matter

Frankfurt am Main, 21 August 2024 - Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) has made significant progress in its conversations with plaintiffs in the litigation concerning the takeover of Postbank and the offer price paid to former Postbank shareholders. The bank has reached agreements with more than 80 plaintiffs representing almost 60 per cent of the total claims in this litigation, settling on the basis of 31 euros per share as proposed by the bank. Among the plaintiffs who agreed to a settlement is also the largest individual plaintiff in these proceedings, representing about one third of all claims.

Deutsche Bank expects that the settlement agreements concluded so far will on average consume about 45 per cent of the total provisions which were taken in relation to the claims by plaintiffs covered by the agreements; the remaining provisions related to these specific plaintiffs will be released. Deutsche Bank anticipates that this will lead to a positive impact of approximately 430 million euros on its pre-tax profit in the third quarter.

Should Deutsche Bank enter into settlement agreements with additional plaintiffs, this could result in further positive implications on the total provisions taken for the litigation.

This Report on Form 6-K is hereby incorporated by reference into Deutsche Bank AG’s Registration Statement No. 333-278331 filed with the U.S. Securities and Exchange Commission.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2023 Annual Report on Form 20-F filed with the SEC on March 14, 2024, in the section entitled “Risk Factors” on pages 11 through 41. Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: August 22, 2024

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec____________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

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